October 22, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RegeneRx Biopharmaceuticals, Inc. Registration Statement on Form S-1 (File No. 333-227786)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM on October 23, 2018 or as soon thereafter as is practicable.

RegeneRx Biopharmaceuticals, Inc.

/s/ J.J. Finkelstein
J.J. Finkelstein
Chief Executive Officer